Guess?, Inc.
(NYSE: GES)

Addressing The Marciano Discount

www.ABetterGuess.com

March 2022

LEGION PARTNERS

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

Legion Partners

$509 million[1]

Assets under management

40+ years

Investment team's combined years of activist experience

2012

Co-founders Chris Kiper and Ted White

Strategic Stock Selection

- High-quality businesses trading at a significant discount relative to their intrinsic value
- Small-cap companies which offer the greatest upside potential
- Concentrated, high-conviction portfolio based on rigorous investment criteria

Drive Value Through Activism

- Align the interests of company board and management with those of shareholders
- Have successfully placed 35 new board members at 17 of our portfolio companies since 2016 – 46% have been women and/or ethnically diverse[2]
- Enhance and accelerate value creation through a variety of activist strategies

Aligning with Long-Term Goals

- We are a significant stockholder in GES, beneficially owning ~2.5% of the outstanding stock
- We seek to close the valuation gap at GES by improving its corporate governance

1. As of December 31, 2021. 2. This includes board members placed due to Legion settlements and direct influence through March 2022

Business Overview

Guess (GES) is an apparel and accessories brand and retailer

- Directly operates 1,068 stores across ~100 countries and has 563 additional retail stores worldwide run by partners[1]
  - Brand image viewed as fashionable and sexy
  - 3 distribution channels: direct-to-consumer (DTC, ~61% of revenue), wholesale (~35%) and licensing (~4%)[2]
    - DTC ecommerce penetration of ~20%
  - Strong customer demographics – style-conscious consumers classified into 3 consumer groups
    - Heritage: very loyal customers aged 40 years and older
    - Millennial: age 25-39 who view Guess as accessible luxury
    - Generation Z: age 10-24 who view Guess as accessible luxury
- Revenue of $2.6bn and Adj. EBITDA of $365mm[1]
- Founded in 1981 and HQ in Los Angeles, California

Sales by Channel[2]


Licensing 4%
Wholesale 35%
Retail - Stores 49%
Retail - Ecommerce 12%

Ecommerce Penetration in DTC[2]


Retail - Ecommerce 20%
Retail - Stores 80%

Sales at Retail Value[3]


Retail 29%
Licensing 40%
Wholesale 31%

Source: SEC Filings, Legion Partners' Estimates
Note: 1. Data as of FY 2022. 2. Data as of Q3 FY 2022. 3. Assuming 7% license rate and 2x wholesale vs. retail

We Believe The Marciano Brothers Pose a Significant Risk to Guess' Brand, Reputation and Valuation

At least _17_ women have accused Paul Marciano of sexual harassment and/or assault

Continuous Settlement Payments and Litigation Fees	Significant Risk to Brand and Shareholder Value
Settlements disclosed since 2018 total **$920k**	**Models** hesitate to model
Potential undisclosed settlements and legal fees	**Consumers** hesitate to consume
GES' own insurance carrier sued to avoid liability from Paul Marciano's pattern of alleged behavior	**Investors** hesitate to invest
	→ **Risk to Shareholder Value**

Paul Marciano (Age: 70)
Co-Founder, Chief Creative Officer and Director, Former Chairman and CEO
22.2% ownership[1]



Maurice Marciano (Age: 73)
Founder and Director, Former Chairman and CEO
19.3% ownership[1]

It is time for the Guess Board to take responsibility and remove this risk to the Company

Source: SEC Filings, Media Reports, Court Fillings. Picture Source: ARTnews.com
Note: 1. Ownership includes direct holdings and through affiliates; Position and shares of Common Stock outstanding as of 3/23/2022 based on GES preliminary proxy

We Believe There Is a Marciano Discount

GES seems to experience a persistent valuation discount vs. peers

- GES' TEV / EBITDA valuation gap vs. peers widened after Lindsey Ring's allegation in 2009
- While it briefly narrowed after GES launched an investigation into allegations of improper conduct by Paul Marciano, **<u>the valuation gap has widened again to 45% since 4 more individuals complained about sexual assaults by Paul Marciano in 2021</u>**


GES TEV / NTM EBITDA Multiple vs. Peers (15-Year)
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
Lindsey Ring, a model filed a public lawsuit claiming inappropriate conduct by Paul Marciano
On average 30 % discount
4 individuals complained about sexual assaults by Paul Marciano including 3 who took it to court
Peer Avg.: 7.2x
45% discount
GES: 3.9x
GES launched an investigation into allegations of improper conduct by Paul Marciano
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
GES
Peer Average (1)

Source: SEC Filings, Media Reports, Court Fillings, Capital IQ (as of 1/28/2022)
Notes: 1. Peers include COLM, VFC, TPR, LEVI, PVH, HBI, CPRI, LE, RL, URBN, AEO, ANF, GPS, CRI

Paul Marciano's Sexual Abuse Allegations Have Long Been Public and the Board Likely Has Been Aware

Model Says Guess? Co-CEO Is a Masher

NICK DIVITO / September 28, 2009

TIME SUBSCRIBE

ENTERTAINMENT • FASHION

'I'm Not Going to Let Him Intimidate Me Anymore.' Kate Upton Speaks Out on Alleged Harassment by Guess Co-Founder Paul Marciano

The New York Times

Paul Marciano Will Leave Guess After Sexual Harassment Settlements

Five women who accused the co-founder of unwanted attention or touching will receive $500,000 in total.

Search Bloomberg

Pursuits

Guess Chair Resigning From Harassment Probe to Stay on Board

- Investigators reviewed about 1.5 million pages of documents
- Marciano to stay involved as board member after contract ends



LAW

GUESS?, Founder Paul Marciano Sued by Model Over "Pervasive" Sexual Harassment Scheme

January 24, 2021 - By TFL

DAILY BEAST SUBSCRIBE

U.S. NEWS

'I Was Sexually Assaulted' in 1983 by Fashion Mogul Paul Marciano

'IT'S SHOCKING'



DAILY BEAST SUBSCRIBE

FASHION

Marciano Rape Accuser: Guess Mogul Is Trying to Dox Me

'TRAUMATIZING'

"No woman should have to live through this," said the ex-model—pseudonymously identified as Jane Doe—of the potential for the Guess founder to publicly reveal her name.

Diana Falzone Contributing Editor | Published Dec. 14, 2021 5:02AM ET

DAILY BEAST SUBSCRIBE

CRIME & JUSTICE

This Alleged Serial Harasser Got a Second Chance. Now He's Accused of Rape.

'SHOULD HAVE BEEN FIRED'

The Guess founder was accused of harassing multiple women, including Kate Upton, but was quietly reinstated. It was then that he allegedly raped a woman, according to a new suit.

Diana Falzone Contributing Editor | Justin Baragona Media Reporter

Updated Jan. 22, 2021 6:01PM ET / Published Jan. 22, 2021 12:20PM ET

DAILY BEAST SUBSCRIBE

FASHION

'My Dreams Were Crushed': Marciano Rape Accuser Speaks Out

'SAY MY TRUTH'

The latest ex-model to accuse the Guess mogul of sexual misconduct spoke with The Daily Beast about her harrowing allegations and why she came forward now.

Diana Falzone Contributing Editor | Updated Jan. 27, 2022 1:13PM ET Published Jan. 23, 2022 2:08PM ET

rivet

GUESS FOUNDER PAUL MARCIANO SUED OVER NEW SEXUAL ASSAULT ALLEGATIONS

WWD

Model Sues Guess for 'Enabling' Paul Marciano Sexual Abuse

Kali Hays

January 22, 2021 · 4 min read

TRENDING

LAW.COM

THE RECORDER

Topics Surveys & Rankings Cases All Sections

NEWS

Insurer Sues Guess and Co-Founder Paul Marciano Following Sexual Misconduct Claims

This suit was surfaced by Law.com Radar. Read the complaint here.

December 28, 2021 at 11:15 PM

1 minute read

By ALM Staff

Source: Media Reports

Board Continues to Keep Paul Marciano in Leadership Positions Despite Repeated Request for His Removal


kateupton
6.2M followers
View profile
Kate Upton
@KateUpton
It's disappointing that such an iconic women's brand @GUESS is still empowering Paul Marciano as their creative director #metoo
1/31/18, 5:09 PM
View more on Instagram
59,575 likes
kateupton
He shouldn't be allowed to use his power in the industry to sexually and emotionally harass women #metoo
view all 1,910 comments
Add a comment...

"My allegations are not the first. **I strongly fear that if Paul Marciano is not stopped now and removed from Guess that he will only continue to abuse his place of power to sexually harass and assault other women.** Time has proven that this is a cycle that will not end unless serious and permanent change is implemented within this company. **Guess has had an opportunity to potentially end this harm from happening again by holding Paul accountable for his actions** yet they have refused to even acknowledge them. It horrifies me to know he still has so much access to models."

– Jane Doe, The Daily Beast, 3/10/2021

"**This man needs to be stopped.** He's in a position where he can get away with it…I'm sure as long as this man is allowed to roam, he will hurt other women."

– Betty Toal[1], The Daily Beast, 4/4/2021

"There is only one way for Guess to support and protect its talent moving forward. **The Board of Directors at Guess must remove Paul Marciano immediately**…"

– Model Alliance, Twitter, 4/19/2021

"**If Guess wants to create 'safe spaces' for models they need to fire Paul Marciano.** Anything else is just PR."

– Lisa Bloom, The Daily Beast, 4/20/2021

Source: Social Media, The Daily Beast (3/10/2021, 4/4/2021, 4/20/2021)
Note: 1. Eileen Toal's mother

This campaign is about improving shareholder value by driving accountability and removing the existential risk to Guess' brand we believe is posed by the continued involvement of Paul and Maurice Marciano

It is time for #ABetterGuess

Why Are We Running This Campaign?

Multiple Allegations of Sexual Assault & Harassment

- Paul Marciano has been the subject of multiple allegations of sexual assault and harassment
- Risk from Paul Marciano's alleged behavior appears to be significantly impacting GES valuation
- Guess' own insurance carrier has filed a complaint to avoid liability from Paul Marciano's pattern of alleged behavior
- Guess has paid multiple alleged victims over the years to try and contain these issues

The Board Seems to Have Been Unable to Take Action

- The Board has been aware of long list of allegations since at least 2009
- In June 2018, the Board undertook an investigation and announced that Paul Marciano voluntarily would resign and all of his duties as Executive Chairman and Chief Creative Officer would be transitioned to Guess' CEO by January 2019, "as contemplated by the Company's succession plan"
  - But then just days before Paul was meant to resign, the Board disclosed that he would remain Chief Creative Officer despite hiring a new CEO, Carlos Alberini
  - **Three years later, Paul remains Chief Creative Officer receiving more compensation than Mr. Alberini in FY'21 and FY'22 combined**
- In 2021, four new allegations have come to light without any further action – at least two alleged incidents occurred after the Board reinstated Paul Marciano in January 2019

Time for Action

- We believe the removal of the Marciano Brothers is necessary to protect the Company's brand and reputation, which seems to be impacting its valuation
- We have concerns that the Company may be uninsurable without the removal of the Marciano brothers
- The multitude of related party transactions at huge expense to Guess shareholders must be removed
- Improved conditions for Guess models and employees will represent significant and lasting ESG improvement

We believe shareholder-driven Board change is needed to remove the Marcianos from the Board, which seems more interested in preserving the status quo than protecting the brand and driving long-term shareholder value

Source: SEC Filings, Media Reports, Court Fillings

We Suspect the Total Number of Claims Against Paul Marciano Exceeds 17

We question how many confidential settlements have been made over time

We are aware of 17 separate allegations over the past 40 years and $920k of settlements since 2018



...

But multiple questions remain:

? How many complaints has the Company received that are not public?

? How many private settlements has the Company made?

? How much has the Company spent on those settlements?

? We believe the 1994 case was settled; how much was the settlement?

? How much has the Company spent on legal, PR and other fees defending the continued allegations?

...

We are deeply concerned about how many more claims will be brought and the deep financial and reputational risk to Guess and its shareholders

Source: SEC Filings, Court Filings, Media Reports

Paul Marciano's Alleged Victims Have Been Profoundly Impacted



Amanda Rodriguez
Former GES model

"I experience flashbacks, panic attacks, nightmares, debilitating depression and suicidal thoughts…I call on Guess to do the right thing and to finally listen to the women that are telling them about this cycle of abuse."



Gwen Van Meir
Former GES model

"On my last campaign in 2020, Paul Marciano made me feel very uncomfortable through both physical and verbal acts…Although I knew I was risking losing the chance to model for them if I wrote a complaint, I hoped they would do the right thing and take care of their models."



Eileen Toal
Former Marciano Entities Employee

"There is a pattern of victimizing very young women who are vulnerable, and his behavior has had a lasting detrimental effect on our lives. I am pleading with the Board of Guess to immediately remove, once and for all, Paul Marciano from its board so he can no longer victimize vulnerable young women he comes into contact with. I can only imagine the number of victims that have not come forward in the last four decades."



Chris Applebaum
Director & Photographer

"Then one day I was witness to the recruitment process involving a model who later became one of the Guess girls. I realized I couldn't sit with the rest of the industry and be silent, otherwise I'd be complicit in this sick scheme that's been swept under the carpet for too long."

Source: Public Comments (3/17/2022). Picture Source: ROSY BVM, Models.com, Mubi.com

Models Hesitate to Model for Guess

GES seems to have a bad reputation in the industry as a result of Paul Marciano's alleged sexual misconduct, which appears to have resulted in reduced access to potential talent

DAILY BEAST

CRIME & JUSTICE

This Alleged Serial Harasser Got a Second Chance. Now He's Accused of Rape.

Marciano's reputation as an alleged sexual predator, meanwhile, is hardly a secret in the fashion world.

Besides previous claims that led to out-of-pocket settlements, many in the business said they've kept their models away from him over fears of potential abuse and assault.

"We have stopped a lot of our younger girls from working with him," one New York-based model agent told The Daily Beast. "Just to clarify, we still have girls working with him, but they are older, and we make them aware of his reputation beforehand."

The agent continued: "The younger girls may not be able to handle themselves as well as the older ones. Fortunately, he has lost some of his power. I know some of his power has been stripped, but he is still an owner."

A Los Angeles-based photographer further said to The Daily Beast that Marciano "does this with everyone," adding that the Guess founder "has a recruiting system" that they know "two girls that had sex with him via the recruitment."

The New York agent, meanwhile, went as far as to compare Marciano to the most infamous figure of the #MeToo movement, predicting a similar downfall to that of former movie mogul Harvey Weinstein, who was sentenced to 23 years in prison for rape and assault.

"It will happen to Paul eventually," the agent said.

Source: The Daily Beast (1/22/2021)

Consumer Attitude Towards a Brand Is Damaged by Sexual Assault/Harassment Allegations Against Its Founder

What do Guess consumers think?

How would sexual assault/harassment accusations against its founder impact...


Positive
14%
Neutral
30%
Negative
26%
Very Negative
30%
56%
negative
Positive
14%
Neutral
30%
Negative
26%
Very Negative
30%
Your view of the brand?
Your likelihood of buying their products?

Are you aware that several former Guess models are suing a Guess founder for sexual harassment?


Yes
20%
No
80%

If more claims are made public alleging Paul Marciano of improper conduct, we believe Guess could face increasing risk of damage to the brand and lost sales

Source: Proprietary survey of 1,029 active Guess customers performed in March 2022

Investigations Have Left Us Guessing

	2018 Allegations	2021 Allegations
Allegations Against Paul Marciano	Sexual assault and harassment	Sexual assault including oral rape, rape, as well as sexual harassment
Committee Formed to Investigate	Formation – 3 months later	Formation – More than 13 months later and only after Legion's demand
Interviewed / Reviewed	40+ people 1.5mm pages of documents	**?**
Counsel	O'Melveny & Myers LLP (GES' corporate law firm) Glaser Weil, LLP	**?**
Outcome	Paul Marciano continued employment with GES and continues to work with female models – which appears to have led to additional incidents following the 2018 investigation's conclusion	Oddly, GES has stated that it intends to strongly refute claims and vigorously defend Paul Marciano, seemingly frontrunning any investigation effort

Guess investigations appear to have been orchestrated to generate no outcome – we have concerns the Board is not satisfying its fiduciary duties

Source: SEC Filings, Court Filings, Media Reports

GES Shares Have Materially Underperformed

The Company's Total Shareholder Returns (TSR) have been disappointing and have persistently lagged its peers and relevant indices over a variety of time frames

	GES Relative TSR vs. Peer Groups and Major Benchmarks				
GES vs.	Pre-COVID to Present	1 Year	3 Year	5 Year	10 Year
Peers[1]	(18%)	(13%)	10%	62%	(79%)
ISS Peers[2]	(30%)	(20%)	1%	54%	(52%)
S&P 500	(43%)	(27%)	(59%)	(4%)	(299%)
S&P 1500 Apparel Retail	(18%)	(16%)	(13%)	59%	(136%)
Russell 2000 Index	(22%)	(2%)	(21%)	55%	(170%)
XRT	(72%)	5%	(61%)	24%	(170%)

We believe that a large portion of the Company's poor stock price performance can be attributed to the constant drumbeat of negative media stories containing sexual abuse allegations against Paul Marciano for years and the Board's failure to take corrective action

Source: Capital IQ (as of 1/28/2022). Pre-COVID date of 12/31/2019
Notes: 1. Peers include COLM, VFC, TPR, LEVI, PVH, HBI, CPRI, LE, RL, URBN, AEO, ANF, GPS, CRI. 2. ISS Peers include CAL DBI, GIII, PRTY, BKE, CRI, GCO, OXM, SCVL, ZUMZ, ANF, CPRI, EXPR, URBN, AEO, CHS, PLCE, DECK, PVH, FOSL, RL, TPR. Exclude RTW Retailwinds (RTWIQ)

GES Peer Sets and Indices

Legion primarily utilizes a peer set that includes apparel brands and retailers for benchmarking, and uses ISS peers as well as GES's self-selected indices for TSR comparison

Peers	ISS Peers	Company Selected Indices
1. COLM 2. VFC 3. TPR 4. LEVI 5. PVH 6. HBI 7. CPRI 8. LE 9. RL 10. URBN 11. AEO 12. ANF 13. GPS 14. CRI	1. CAL 2. DBI 3. GIII 4. PRTY 5. BKE 6. CRI 7. GCO 8. OXM 9. SCVL 10. ZUMZ 11. ANF 12. CPRI 13. EXPR 14. URBN 15. AEO 16. CHS 17. PLCE 18. DECK 19. PVH 20. RTWIQ 21. FOSL 22. RL 23. TPR	S&P 500 Index S&P 1500 Apparel Retail Index
▪ Legion's selected peers include apparel brands and retailers that are similar to GES in business profile, customer profile, and size ○ We predominantly rely on this peer set for TSR comparison	▪ ISS's selected peers are reasonably similar to GES in terms of industry profile, size, and market capitalization ○ A broader group compared to Legion peer group and includes retailers outside of apparel space	▪ Guess uses S&P 500 and S&P 1500 Apparel Retail indices for TSR comparison as disclosed in their FY 2021 Annual Report ○ Legion also compares GES's TSR to XRT and Russell 2000 Index due to similarity in industry and market capitalization, respectively

We believe all peer sets and indices listed above are appropriate for comparison to GES's benchmarking

Source: Company Annual Report, ISS Reports, Capital IQ, SEC Filings

A GES Director Who Receives More "Withheld" Votes Than "For" Votes Shall Submit a Letter of Resignation

GES has a plurality voting standard for uncontested director elections

- Since Legion is not proposing an alternate slate of directors, the election is considered to be uncontested despite our opposition to Paul Marciano and Maurice Marciano
- Accordingly, a plurality voting standard will apply to the election of directors and the Company's nominees will be elected even if they receive only a single vote

However, the Company has a director resignation policy in place for uncontested elections, whereby any director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must submit to the Board a letter of resignation for consideration by the Nominating and Governance Committee

Director Resignation Policy: *"The Board has adopted a Director Resignation Policy, providing that any nominee for director in a non-contested election of directors who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall submit to the Board a letter of resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee (excluding the nominee in question if a member thereof) shall evaluate such offer of resignation in light of the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect thereto. The Board shall then act promptly with respect to the letter of resignation and the Company shall publicly disclose the decision of the Board."*

– GES Preliminary Proxy, 3/28/2022

We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear shareholder directive

Source: SEC Filings

Time for #ABetterGuess

We urge fellow stockholders to vote the BLUE proxy card to vote WITHHOLD against Paul Marciano and Maurice Marciano

- **We believe a Board absent the Marcianos' influence should be able to:**
  - ✓ Reinvigorate Guess' brand and reputation, which should improve the Company's share price performance
  - ✓ Quickly resolve claims from current and former models who allege they were sexually harassed and/or assaulted by Paul Marciano
  - ✓ Improve working conditions for all Guess employees, and gain access to the full talent pool once again
  - ✓ Remove costly and unnecessary related party transactions which we believe have plagued Guess profitability for years

Without the spotlight of pressure to drive out the Marcianos, we fear that GES TSR will continue to underperform

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

Setting the Stage

Guess has a brand identity associated with a young, sexy and adventurous lifestyle and is known for its fashion campaigns – becoming a "Guess Girl" is the dream for many young aspiring models who are vulnerable targets


BE DISCOVERED.
GUESS GIRL
MODEL SEARCH : NORTH AMERICA
GUESS
SATURDAY, APRIL 27
2:00 PM – 5:00 PM
GUESS MICHIGAN AVENUE
605 NORTH MICHIGAN AVENUE, CHICAGO
312.440.9665
GUESS
GUESS GIRL
MODEL SEARCH
GUESS
EAST meets WEST
TRENDS:
GUESS
SHOP GUESS.COM

WWD Interview: *"I like to meet the models, but even more important to me is to see a photo…Since the day we started Guess, the brand has always stood for young, sexy and adventurous, and it is these same qualities that I look for in the models that become Guess Girls."*

– Paul Marciano, 5/1/2012

Young models dream of becoming a Guess Girl in hopes of advancing their careers

Source: WWD Interview (5/1/2012). Picture Source: Guess Model Search Event, Guess Magazine and Billboard

Paul Marciano Seems to Have Exploited His Senior Executive Role at Guess

Public allegations suggest Paul Marciano appears to be using his position as the Guess Chief Creative Officer to scout young models and take advantage of them – he has been named in a number of claims of sexual assaults and harassment from young female models

Two examples of Paul Marciano's Pattern of Alleged Sexual Misconduct: *"In or about 2002, Paul Marciano contacted* *Victim 5, a seventeen-year old model,* *and asked her to meet him at his Downtown Los Angeles office. Paul Marciano explained to Victim 5 the benefits of being a Guess model and later invited her to his home for a 'test shoot.' Once she arrived, Paul Marciano took photographs of her and then groped her breast and placed his mouth on her breast without her consent. The model reminded Paul Marciano that she was only seventeen years old and rebuffed his advances.*

…

In or about 2008, Paul Marciano invited *Victim 7, a former fit model for Guess,* *to a "special private fittings" so that he could select designs for the upcoming season. Under the guise of these "special private fittings," Paul Marciano committed sexually assaultive acts against Victim 7 by running his hand up and down her breast and buttocks, fraudulently pretending to 'feel the fabric.'"*

– Case No. 22STCV09391, 3/16/2022


GUESS
WASHED
JEANS



Lisa Bloom
@LisaBloom

Noteworthy on this, the umpteenth sexual harassment complaint against Paul Marciano and Guess:

They have no comment.

They do not deny.

Not for this model, my client. Not for the new woman accusing him of oral rape in 1983.

And yet Marciano is still there.

12:52 PM · Apr 20, 2021 · Twitter Web App

Source: Court Filings, Social Media. Picture Source: The Daily Beast
Note: Lisa Bloom represents Jane Doe in her lawsuit against Paul Marciano filed in January 2021

Paul Marciano Has Faced Almost No Meaningful Repercussions Over the Years

Paul Marciano's alleged misconduct began as early as the 1980s according to public reports, while the GES Board didn't take any apparent action until 2018 – despite Paul announcing plans to retire from management by 2019, the Board allowed him to continue working with young models still to this day

1994
- Lawsuits and Other Publicity (1990-1994): Three women complained about inappropriate conduct by Paul Marciano

2009
- Lawsuits and Other Publicity (2008): Lindsey Ring, a model filed a public lawsuit claiming inappropriate conduct by Paul Marciano
- GES Actions: GES conducted an investigation and took no apparent action against Paul Marciano

Jan 2018
- Lawsuits and Other Publicity (2010): Celebrity model Kate Upton claimed verbal harassment and inappropriate touching by Paul Marciano – Photographer Yu Tsai corroborated her details

Early 2018
- Lawsuits and Other Publicity (2012-2017): 6 individuals complained about sexual assaults by Paul Marciano in early 2018, including one that filed a police report
- GES Actions: GES Board formed a Special Committee and hired outside lawyers to oversee an investigation into allegations of improper conduct by Paul Marciano

Jun 2018
- GES Actions: Special Committee concluded the investigation[1] – Paul Marciano announced to resign as an executive by January 2019
- GES Actions: <u>GES paid $500k to resolve claims of five individuals[2]</u>

Jan 2019
- GES Actions: GES announced Paul Marciano would continue as Chief Creative Officer

Early 2021
- Lawsuits and Other Publicity (2013-2020): 3 former models complained about sexual assaults by Paul Marciano, including one that alleged him of oral rape
- GES Actions: <u>GES paid $300k to resolve one of the claims in 2021, and $120k to resolve another one in March 2022[3]</u>

Apr 2021
- Lawsuits and Other Publicity (1983): Eileen Toal claimed that she was assaulted by Paul Marciano when she was 18

Dec 2021
- Lawsuits and Other Publicity: Beazley, Guess and Marciano's insurer sued to decline liability for the Jan 2021 lawsuit against Paul Marciano alleging sexual misconduct

Legend:
- Lawsuits and Other Publicity
- Time When Alleged Incidents Occurred
- GES Actions

GES has paid $920k to settle allegations of inappropriate conduct by Paul Marciano, including the most recent settlement in March 2022 for $120k – there still appear to be unsettled allegations

Source: SEC Filings, Media Reports, Court Fillings
Note: 1. GES 8-K (6/12/2018): "The investigation found that on certain occasions Mr. Marciano exercised poor judgment in his communications with models and photographers and in placing himself in situations in which plausible allegations of improper conduct could, and did, arise." 2. Settlements were revealed in GES 8-K (6/12/2018). 3. Settlements were revealed in 8-K and 10-K filings

Company's Own Insurance Carrier Filed a Complaint Related to Paul Marciano's "Wrongful Acts"

GES and Paul Marciano's insurer is distancing from him and the Company amid sexual misconduct claims, citing multiple "interrelated wrongful acts" by Paul Marciano

Dec 2021 Complaint: *"Beazley seeks a declaration concerning the rights and obligations of the parties under an insurance policy Beazley issued to Guess for the December 15, 2017 to December 15, 2018 Policy Period ("Policy"). Specifically, Beazley seeks a declaration that it has no obligation under the Policy to defend or indemnify Guess or [Paul] Marciano (jointly, the "Insureds") in connection with a January* ***2021 lawsuit by Jane Doe*** *alleging sexual misconduct by [Paul] Marciano (the "Doe Lawsuit," defined and discussed further below), because the Doe Lawsuit, a series of similar claims made in 2018, and a 2009 lawsuit filed against the Insureds (the "Ring Lawsuit," defined and discussed below) involve "Interrelated Wrongful Acts" such that they are deemed a single Claim under the Policy, first made prior to the Policy's inception.*

Beazley also seeks a declaration that it has no obligation under the Policy to defend or indemnify the Insureds in connection with any and all other claims Guess has noticed to Beazley as of December 1, 2020, not first made during the Policy's December 15, 2017 to December 15, 2018 Policy Period, that involve the same Wrongful Act or Interrelated Wrongful Acts as the Ring Lawsuit."

– Beazley Insurance Company, Inc. v. Guess, Inc. et al

Lisa Bloom, Esq. (SBN 158458)
Alan Goldstein, Esq. (SBN 296430)
Sarah Bloom, Esq. (SBN 326922)
THE BLOOM FIRM
26565 Agoura Road, Suite 200
Calabasas, CA 91302
Telephone: (818) 914-7319
Facsimile: (866) 852-5666
Lisa@TheBloomFirm.com
Avi@TheBloomFirm.com
Sarah@TheBloomFirm.com
Attorneys for Plaintiff, JANE DOE

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

JANE DOE, an individual,

Plaintiff,

v.

PAUL MARCIANO, an individual, GUESS ?, INC., a California corporation, and DOES 1 through 25, inclusive.

Defendants.

CASE NO.: 21STCV02126

COMPLAINT

1. Sexual Harassment – Hostile Work Environment in Violation of FEHA
2. Quid Pro Quo Sexual Harassment in Violation of FEHA
3. Failure to Prevent Harassment in Violation of FEHA
4. Sexual Favoritism in Violation of FEHA
5. Sexual Harassment (Civ. Code § 51.9)
6. Sexual Battery (Civ. Code § 1708.5)
7. Sexual Assault (Civ. Code § 340.16)
8. Gender Violence (Civ. Code § 52.4)
9. False Imprisonment
10. Retaliation in Violation of FEHA
11. Intentional Infliction of Emotional Distress
12. Negligent Supervision and Retention
13. Intentional Interference with Prospective Economic Relations
14. Negligent Interference with Prospective Economic Relations

DEMAND FOR JURY TRIAL

Source: Court Filings

It Is Also Imperative That Paul Marciano's Brother Maurice's Time on The Board Come to an End

We have heard reports of Maurice dismissing Paul's sexually predatory behavior for years – Maurice was also Chairman of the Board when the Board reinstated Paul in January 2019

DAILY BEAST

'I Was Sexually Assaulted' in 1983 by Fashion Mogul Paul Marciano

In September of that year, Toal said, she stayed at Maurice's house overnight and left her car. The elder Marciano brother arranged for Paul, the future Guess CEO, to pick her up after work and bring her back to Maurice's house to retrieve her car.

When Paul arrived to give her a lift, Toal said, "he assaulted me in his car in the parking lot behind the store."

Upon arriving at Maurice's house, Toal said, she informed her boyfriend what happened. The elder Marciano brother was dismissive.

"I went into Maurice's house and told Maurice, and he said, 'That's just Paul.' Maurice shook it off. I was like, 'Are you serious? Are you kidding me?' He shrugged his shoulders and shook his head as if there's nothing he could do about it, like he was resigned about it like that's just Paul.



"That's Just Paul"

We are understandably and deeply concerned that Maurice may have wielded his influence to cover for his brother's alleged inappropriate actions

Source: SEC Filings, The Daily Beast (4/4/2021). Picture Source: ARTnews.com

Maurice Marciano's Pattern of Missing Board Meetings Is Another Strong Reason For His Removal

In August 2020, GES announced Maurice Marciano's injury in a bicycle accident – since then, Maurice has missed Board meetings and the 2021 annual meeting, casting serious doubt on his ability to perform the duties as a Board member and why he was renominated again this year

2022

Maurice also missed Board meetings during FY 2022: *"Each director attended at least 75% of the aggregate of the total Board meetings and total committee meetings on which such director served during fiscal 2022, except Mr. Maurice Marciano…"*

– GES Preliminary Proxy, 3/28/2022

2021

Maurice missed Board meetings and AGM during FY 2021: *"The Board of Directors held eight meetings during fiscal 2021. Each director attended at least 75% of the aggregate of the total Board meetings and total committee meetings on which such director served during fiscal 2021, except Mr. Maurice Marciano, who was undergoing rehabilitation and therapy as a result of injuries he suffered from a bicycle accident during fiscal 2021."*

– GES Proxy, 5/26/2021

2016

Maurice also missed Board meetings during FY 2016: *"Each director attended at least 75 percent of the aggregate of the total Board meetings and total committee meetings on which such director served during fiscal 2016, except Maurice Marciano, who was unable to attend two of the six Board meetings held during the year."*

– GES Proxy, 5/27/2016

Maurice Marciano's pattern of neglecting Board responsibilities seems to make him an ineffective representative of shareholders – would he be renominated if he was not a Marciano?

Source: SEC Filings

Maurice Marciano Has Held Key Board Positions During Multiple Allegations and Board Investigations



Maurice Marciano's Positions:

Chairman & CEO → Executive Chairman → Chairman Emeritus & Director → Non-Executive Chairman → Director

1994
- 1990-1994: Three women complained about inappropriate conduct by Paul Marciano

2009
- 2008: Lindsey Ring, a model filed a public lawsuit claiming inappropriate conduct by Paul Marciano
- GES conducted an investigation and took no apparent action against Paul Marciano

Jan 2018
- 2010: Celebrity model Kate Upton claimed verbal harassment and inappropriate touching by Paul Marciano – Photographer Yu Tsai corroborated her details

Early 2018
- 2012-2017: 6 individuals complained about sexual assaults by Paul Marciano in early 2018, including one that filed a police report
- GES Board formed a Special Committee and hired outside lawyers to oversee an investigation into allegations of improper conduct by Paul Marciano

Jun 2018
- Special Committee concluded the investigation[1] – Paul Marciano announced to resign as an executive by January 2019
- GES paid $500k to resolve claims of five individuals[2]

Jan 2019
- GES announced Paul Marciano would continue as Chief Creative Officer

Early 2021
- 2013-2020: 3 former models complained about sexual assaults by Paul Marciano, including one that alleged him of oral rape
- GES paid $300k to resolve one of the claims in 2021, and $120k to resolve another one in March 2022[3]

Apr 2021
- 1983: Eileen Toal claimed that she was assaulted by Paul Marciano when she was 18

Dec 2021
- Beazley, Guess and Marciano's insurer sued to decline liability for the Jan 2021 lawsuit against Paul Marciano alleging sexual misconduct

Legend:
- ● Lawsuits and Other Publicity
- ◁ Time When Alleged Incidents Occurred
- ● GES Actions

While GES will surely claim that Maurice was not involved in key decisions involving Paul, his senior leadership role in the Board room likely impacted outcomes

Source: SEC Filings, Media Reports, Court Fillings. Picture Source: ARTnews.com

Note: 1. GES 8-K (6/12/2018): "The investigation found that on certain occasions Mr. Marciano exercised poor judgment in his communications with models and photographers and in placing himself in situations in which plausible allegations of improper conduct could, and did, arise." 2. Settlements were revealed in GES 8-K (6/12/2018). 3. Settlements were revealed in 8-K and 10-K filings

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

The Cumulative Alleged Victim Count Continues to Grow

Year of Incident	Year Made Public	Accuser	Key Allegations	Cumulative Number of Allegations
1983	**2021**	Eileen Toal	Sexual assault	1
1990-1994	**1994**	3 Individuals	Sexual harassment, assault, and retaliation	4
Early 2000s	**2022**	2 individuals	Sexual assault	6
2008	**2009**	Lindsey Ring	Sexual harassment, assault, and retaliation	7
2010	**2018**	Kate Upton	Sexual harassment and assault	8
2012-2017	**2018**	6 Individuals	Sexual harassment and assault	14
2013-2020	**2021**	3 Former Models	Sexual harassment, assault, and retaliation	17

Issues of alleged sexual misconduct seem to have been ignored by Maurice Marciano and the Board for years

Source: SEC Filings, Media Reports, Court Fillings

The Board Has Not Effectively Addressed the Issue

After an investigation by the Guess Board (with the assistance of an outside counsel, Glaser Weil, LLP) that reviewed 1.5mm pages of documents and interviewed 40+ people in 2018, Paul resigned as Executive Chairman and was supposed to leave management, but just days before Paul was supposed to leave Guess, the Board announced he would stay on as a Director and Chief Creative Officer (a role he occupies still to this day)

In February 2018, GES Appointed a Special Committee to Oversee An Investigation: *"On February 7, 2018, the Board of Directors formed a Special Committee comprised of two independent directors to oversee an ongoing investigation into recent allegations of improper conduct by Paul Marciano."*

– GES Filing, 2/9/2018

In June 2018, the Special Committee Concluded The Investigation: *"The investigation found that on certain occasions Mr. Marciano exercised poor judgment in his communications with models and photographers and in placing himself in situations in which plausible allegations of improper conduct could, and did, arise."*

– GES Filing, 6/12/2018

Following the Investigation, Paul Marciano Announced Decision to Resign by January 2019: *"On June 11, 2018, Mr. Paul Marciano notified the Board of his decision to resign as Executive Chairman of the Board (although he will remain on the Board)…At the same time, Mr. Paul Marciano also notified the Board that, as contemplated by the Company's succession plan and in anticipation of the expiration of his employment agreement with the Company on January 30, 2019, he has begun transitioning all of his duties and responsibilities at the Company to Mr. Victor Herrero, Chief Executive Officer of the Company, and will fulfill the remainder of his contract. At the same time, Mr. Paul Marciano also notified the Board that following the expiration of his employment agreement, Mr. Paul Marciano will not renew his employment agreement…"*

– GES Filing, 6/12/2018

Paul Marciano's Employment Continued in January 2019: *"The company also announced that, at the request of the Board of Directors, Paul Marciano has agreed to remain as Chief Creative Officer."*

– GES Filing, 1/28/2019

Source: SEC Filings

The Board Has Not Effectively Addressed the Issue (Con't)

Despite the attempt to bury Paul Marciano's reinstatement announcement, the market reacted quickly and loudly: GES share price dropped by 15% and market valuation plummeted by $265m in one day following the news

GUESS?, INC. ANNOUNCES APPOINTMENT OF CARLOS ALBERINI AS CEO

LOS ANGELES, January 28, 2019 - Today, Guess?, Inc. (NYSE: GES) announced that Victor Herrero, Chief Executive Officer and a Director, is leaving the company effective February 2, 2019.

Maurice Marciano, Chairman of the Board, commented, "On behalf of the Board of Directors, I want to thank Victor for his contributions during his tenure and wish him well in his endeavors."

Carlos Alberini, formerly the President and Chief Operating Officer of the company from 2000 to 2010 has been appointed as the new CEO and a Director of the company, effective upon his separation from his current employer.

Mr. Alberini, after leaving the company, was Co-CEO of Restoration Hardware until 2014, and a Director on the Board of Restoration Hardware from 2010 until the present. From 2014 until the present, Mr. Alberini has been the Chairman and CEO of Lucky Brand.

Maurice Marciano said, "I am very excited to have Carlos coming back as CEO at GUESS?, Inc. He was instrumental in building the international business in Europe and Asia during his 10 year tenure with the company."

The company also announced that, at the request of the Board of Directors, Paul Marciano has agreed to remain as Chief Creative Officer. His employment will be "at will".

During the transition, Maurice Marciano will be acting as interim Chief Executive Officer.

Paul Marciano's "not leaving" message was buried in the second to last paragraph in GES announcement of appointing Carlos Alberini as its new CEO

Bloomberg

"Davia Temin, whose crisis consulting company has tallied more than 1,000 people, mostly men, accused of harassment and other misdeeds in the last year, said she was surprised the company didn't have him step down as planned.

*'Did they think that no one would notice?' Temin said. In announcing that Marciano would stay on, the company could have made some acknowledgement that it would move forward and change. 'There's a huge opportunity here. Unfortunately, it's sort of **tone deaf** what they've done.'"*

– "Guess Plunges as It Names CEO, Keeps Paul Marciano as Creative Head", 1/28/2019

Source: SEC Filings, Bloomberg (1/28/2019), Capital IQ

The Board Seems to Have Ignored Harassment Allegations

No apparent "disciplinary" actions have been taken against Paul Marciano since the GES Code of Ethics (CoE) approved by the Board took effect in July 2018

Excerpt of the GES CoE Amended July 2018:

Misconduct by Senior Executives - The Company is committed to preventing any misconduct by senior executives, facilitating the reporting of any alleged misconduct by senior executives and avoiding even the appearance of improper or unbecoming conduct by senior executives. All future employment agreements of senior executives are required to explicitly specify that sexual misconduct constitutes termination "for cause". Any allegation of misconduct by a senior executive will be promptly disclosed to the Board of Directors, the Human Resources Department and the Legal Department. Any settlement that may result from allegations of misconduct by any senior executive will be reported to the Board of Directors.

- GES did not amend Paul Marciano's employment agreement when he was reinstated as Chief Creative Officer in January 2019 – rather – they removed it entirely
- Why is Paul Marciano not held to the same standard as other executives?

The Board of Directors shall determine, or designate appropriate persons to determine, whether a violation of this Code by the Chairman, CEO, senior financial officers, other senior executive officers or directors has occurred and, if so, the appropriate actions to be taken as a result thereof. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to

- It appears the Board continues to ignore serious potential violations of its own CoE

Source: Company Websites

The Guess Board's Response

Situation: ***At least 17 women have alleged sexual assault and/or harassment against Paul Marciano***

Response: Unbelievably, Guess Board has allowed Paul Marciano to continue employment as Chief Creative Officer and a Board member receiving more compensation than CEO Mr. Alberini in FY 2021 and FY 2022 combined, and be renominated this year

Source: SEC Filings, Media Reports, Court Fillings

Removing the Marcianos Should Improve Function of the Guess Board

3 Insiders

Carlos Alberini
(Age: 66)
CEO
Director since 2019
1.7% ownership



Paul Marciano
(Age: 70)
Chief Creative Officer
Director since 1990
22.2% ownership

Maurice Marciano
(Age: 73)
Co-Founder
Director since 1981
19.3% ownership

4 Independent Directors[1]

Laurie Ann Goldman[1]
(Age: 59)
Nom./Gov. Chair
Director since 2018
0.05% ownership



Announced Resignation[1]

Deborah Weinswig
(Age: 51)
Nom./Gov. Member
Director since 2018
0.05% ownership



Cynthia Livingston
(Age: 70)
Nom./Gov. Member
Director since 2019
0.04% ownership





Alex Yemenidjian
(Age: 66)
Chairman & Comp. Chair
Director since 2005
0.24% ownership



Anthony Chidoni
(Age: 70)
Audit Chair
Director since 2002
0.34% ownership

Source: SEC Filings. Picture Source: Sourcing Journal, ARTnews.com, Flickriver.com, Facebook, Terminix.com, Deborahweinswig.com, Europastar.com
Note: Ownership includes direct holdings and through affiliates; Position and shares of Common Stock outstanding as of 3/23/2022 based on GES preliminary proxy; 1. Laurie Ann Goldman has elected not to stand for re-election at the upcoming Annual Meeting

We Believe the "Independent" Directors Have Repeatedly Let Paul Marciano off the Hook

Paul Marciano's alleged misconduct began as early as the 1980s according to public reports, while the GES Board didn't take any apparent action until 2018 – despite Paul announcing plans to retire by 2019, <u>the current Board never let him go and allowed him to stay on as a Board member and executive</u>

2002 – Anthony Chidoni appointed as Director



2005 – Alex Yemenidjian appointed as Director



2009 – Lindsey Ring, a model filed a public lawsuit claiming inappropriate conduct by Paul Marciano

GES conducted an investigation and took no apparent action against Paul Marciano



Early 2018 – 7 individuals including celebrity model Kate Upton complained about sexual assaults by Paul Marciano, one filed a police report

Special Committee concluded the investigation[1] – Paul Marciano announced to resign as an executive by January 2019

Oct 2018 – Laurie Ann Goldman and Deborah Weinswig appointed as Directors



Jan 2019 – GES announced <u>"…at the request of the Board of Directors, Paul Marciano has agreed to remain as Chief Creative Officer."</u>



May 2019 – Cynthia Livingston appointed as Director



2020 – Alex Yemenidjian appointed as Chairman



2021 – 4 individuals complained about sexual assaults by Paul Marciano including 3 who took it to court

<u>GES Board took no apparent action against Paul Marciano</u>

GES paid $420k to resolve two of the claims, in addition to $500k paid in 2018[2]



- Current Independent Director Appointment
- Lawsuits and Other Publicities on Alleged Sexual Harassment by Paul Marciano
- GES Actions

Source: SEC Filings, Media Reports, Court Fillings. Picture Source: Flickriver.com, Facebook, Terminix.com, Deborahweinswig.com, Europastar.com

Note: 1. GES 8-K (6/12/2018): "The investigation found that on certain occasions Mr. Marciano exercised poor judgment in his communications with models and photographers and in placing himself in situations in which plausible allegations of improper conduct could, and did, arise." 2. Settlements were revealed in 8-K and 10-K filings

We Believe the "Independent" Directors Have Abdicated Their Responsibility

Key committees have been run by current independent directors including Board Chair Yemenidjian and Nom./Gov. Chair Goldman[1] – yet they all seem to turn a blind eye on sexual harassment allegations against Paul Marciano

- The Nominating and Governance Committee consists of Goldman, Weinswig and Livingston with 100% female representation
  - Led by Goldman who has chaired the Committee since 2018, the Committee made the decision to allow Paul Marciano to stay on in January 2019 despite numerous settlements with women alleging sexual harassment and/or misconduct
  - Goldman claims to have refrained from discussions relating to this year's meeting in connection with her decision to not stand for reelection this year. We must ask why?
- Alex Yemenidjian has chaired the GES Board since 2020 and the Compensation Committee since 2006
- Anthony Chidoni has chaired the Audit Committee since 2002


'02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22
Anthony Chidoni
Alex Yemenidjian
Laurie Ann Goldman
Deborah Weinswig
Cynthia Livingston
Board Chairman
Nominating and Governance Committee Chair
Nominating and Governance Committee Member
Audit Committee Chair
Audit Committee Member
Compensation Committee Chair
Compensation Committee Member

Source: SEC Filings. Picture Source: Flickriver.com, Facebook, Terminix.com, Deborahweinswig.com, Europastar.com
Note: 1. Laurie Ann Goldman has elected not to stand for re-election at the upcoming Annual Meeting

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

We Believe the Marciano Brothers Have Exploited the Company for Their Personal Benefit

The Marciano Brothers[1] were paid $97m over past decade
There are substantial family connections in the executive suite

Paul Marciano (*Age: 70*)
Co-Founder, Chief Creative Officer and Director, Former Chairman and CEO

Maurice Marciano (*Age: 73*)
Founder and Director, Former Chairman and CEO


Brother
Nephew
Son

Nicolai Marciano (*Age: 26*)
Director of Specialty Marketing & Brand Partnerships

Fabrice Benarouche (*Age: ~45*)
VP of Finance & IR

Real estate leases and aircraft fees total $134m since recorded on filings

Leasing payments to partnerships affiliated with Marciano Entities[2] since 1996 total **$113m**

Aircraft charter payments to Marciano Entities through informal arrangements since 2004 total **$21m**

"Erroneous" medical expense coverage went on for 20 years and total $5.3m

GES "erroneously" paid the medical expenses of the employees of Marciano Entities for 20 years, totaling **$5.3m** per the Company's own estimates

GES "discovered" the erroneous payments after 20 years

Vendor purchases and minority investment

GES purchases faux fur products from a fashion accessories company in which the Marcianos and Mr. Alberini own 20% – **$4.5m** payments in FY'22[3]

In 2020, GES used **$1m** to buy 30% interest in a men's footwear company in which the Marciano Entities own 45% and provided it with a $2m revolver

Removing the Marciano Brothers from the Company should benefit all GES stakeholders and bring an end to the dark overhang on the Company's reputation

Source: SEC Filings. Picture Source: ARTnews.com, Vmagazine.com, BMO
Note: 1. The Marciano Brothers defined as Paul Marciano and Maurice Marciano. 2. Marciano Entities defined as entities owned by, affiliated with, or for the respective benefit of Paul Marciano, who is an executive and member of the Board of GES, and Maurice Marciano, who is also a member of the Board, and certain of their children. 3. The Marcianos jointly own 16% and Mr. Alberini owns 4%

Real Estate Lease Payments to Marciano Entities

GES has leased warehouse and administrative facilities, including its headquarters in Los Angeles, from partnerships affiliated with the Marciano Entities since at least 1996[1]

Aggregate Lease Costs ($mm)


$113m and $58m lease payments to Marciano Entities since 1996 and over the past decade, respectively
$5.9
$6.1
$5.8
$5.1
$5.0
$4.9
$5.0
$5.1
$6.3
$8.5
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

GES Corporate Headquarters in Los Angeles


GUESS





Source: SEC Filings. Picture Source: Refinery29.com, Racked LA, Google Map
Note: Years in charts represent fiscal years. 1. GES went public in August 1996 and lease payments to Marciano entities were disclosed in its proxy filed in March 1997

Aircraft Charter Payments to Marciano Entities

GES has periodically chartered aircraft owned by the Marciano Entities through informal arrangements with the Marciano Entities and independent third-party management companies since 2004[1]

Aircraft Arrangement Fees ($mm)


$21m and $14m aircraft arrangement fees paid to Marciano Entities since 2004 and over the past decade, respectively
$1.3
$0.6
$1.4
$0.6
$0.9
$1.1
$1.0
$0.4
$2.8
$3.5
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Aircraft Owned By The Marciano Entities


N650GU

N650GU: G650 owned by MPM Financial LLC for Maurice and Paul Marciano – managed by Clay Lacy Aviation and leased to Guess when needed[2]



Source: SEC Filings, Gulfstream
Note: Years in charts represent fiscal years. 1. Aircraft Charter Arrangements signed on 12/31/2014.
2. G650 cabin view per Gulfstream website for illustration purpose

Substantial Family Connections in the Executive Suite

GES has rewarded more than $97m in compensation to the Marcianos over the past decade

Paul Marciano (*Age: 70*)

Co-Founder, Chief Creative Officer and Director, Former Chairman and CEO



Brothers



Maurice Marciano (*Age: 73*)

Founder and Director, Former Chairman and CEO

Maurice Marciano Compensation ($mm)


3-year consultant contract post retirement in 2012
$0.6
$0.8
$0.8
$0.2
$0.2
$0.2
$0.2
$0.2
$0.2
$0.2
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

$4m of total compensation over the past decade

$92m of total compensation over the past decade

Father & Son

Paul Marciano Compensation ($mm)


Announced to retire post internal investigation
$8.8
$14.1
$9.0
$11.2
$4.3
$8.4
$6.3
$6.4
$11.2
$12.6
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022



Nicolai Marciano (*Age: 26*)

Director of Specialty Marketing & Brand Partnerships

$1m compensation since recorded on filings[1]

Nicolai Marciano Compensation ($mm)


$0.2
$0.2
$0.2
$0.3
2019
2020
2021
2022

Source: SEC Filings. Picture Source: ARTnews.com, Vmagazine.com
Note: Years in charts represent fiscal years. 1. Nicolai Marciano, Paul Marciano's son, joined Guess in 2014 at the age of 18. His compensation does not include RSUs and options

Paul Marciano's Alleged Behavior Is Abysmal and His Compensation Is Outrageous

For FY 2021, Paul Marciano received a total compensation of $11.2 million or 1.3% of GES' average market cap during FY 2021, the highest percentage among Chief Creative Officers in the apparel retail industry

Company	Avg. Market Cap ($m)[1]	Chief Creative Officer Compensation ($m)[2]	Compensation as % of Avg. Market Cap
Guess	$873	$11.2	1.3%
Vera Bradley	$212	$0.8	0.4%
American Eagle Outfitters	$2,413	$8.3	0.3%
Ralph Lauren	$6,025	$17.1	0.3%
Steven Madden	$2,203	$6.1	0.3%
Duluth Holdings	$299	$0.5	0.2%
Peer Median	**$2,203**	**$6.1**	**0.3%**

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Average market cap over GES' FY 2021 period. 2. Based on FY 2021 proxy filings as peers have not filed FY 2022 proxy

Paul Marciano's Outrageous Compensation Even After 2018 Investigation Highlights a Lack of Board Oversight

Compensation Committee has approved $187m in compensation for Paul Marciano including $37m post the 2018 investigation



Chairman Alex Yemenidjian has signed off on executive compensation since CY 2005 compensation when Paul Marciano's compensation jumped


Paul Marciano Compensation ($m)
CY 2000 $1.4
CY 2001 $0.7
CY 2002 $1.0
CY 2003 $1.7
CY 2004 $1.7
CY 2005 $6.5
CY 2006 $17.1
FY 2008 $15.3
FY 2009 $15.2
FY 2010 $9.8
FY 2011 $15.4
FY 2012 $14.4
FY 2013 $8.8
FY 2014 $14.1
FY 2015 $9.0
FY 2016 $11.2
FY 2017 $4.3
FY 2018 $8.4
FY 2019 $6.3
FY 2020 $6.4
FY 2021 $11.2
FY 2022 12.6

Paul Marciano announced to retire post internal investigation

Source: SEC Filings, Legion Partners' Estimates. Picture Source: Facebook

Note: In 2007, GES changed its fiscal year end from 12/31 to the Saturday nearest 1/31 of each year. CY 2006 represents the calendar year ending 12/31/2006, while FY 2008 represents the fiscal year ending 2/2/2008. Paul Marciano had total compensation of $0.9m in January 2007.

“Erroneous” Healthcare Claim Payments for Marciano Entities’ Employees for Two Decades

GES “erroneously” paid the medical expenses of the employees of Marciano Entities for 20 years, totaling $5.3m per the Company’s own estimates – the Marciano Brothers reimbursed GES $2.7m in 2020

Incremental Cost - Medical Expenses for Marciano Offices ($)

The incremental cost to GES arising from paying the medical expenses of the employees of the Marciano Entities totaled $5.3 and $1.8m for the last two decades and for last 3 years, respectively


$150,000
$150,000
$150,000
$350,000
$350,000
$350,000
$350,000
$425,000
$700,000
$671,000
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

“In the fourth quarter of fiscal 2021, the Company discovered that, as part of its self-funded medical insurance program covering employees of all of the Company’s U.S. entities, it had erroneously paid the medical expenses of the employees of certain entities controlled by Paul Marciano and Maurice Marciano (collectively the “Marciano Offices”) from approximately 2000 until October 2020.”

– GES Proxy, 05/26/2021

Source: SEC Filings
Note: Years in charts represent fiscal years.

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

Meeting at Guess Headquarters

On February 22, 2022, Legion met with Chairman Alex Yemenidjian and CEO Carlos Alberini

- Legion expressed concern about the risk to the Company and brand from the long pattern of sexual assault/harassment allegations, and reiterated our previous public statements regarding our positive views of the turnaround efforts of Mr. Alberini

Mr. Yemenidjian stressed two primary themes	Legion Views
1. The Guess Board has reviewed all facts on allegations and has acted appropriately	▪ We believe the carefully worded findings of the 2018 investigation tell a different story ▪ And, we find the fact that after the Board reinstated him there are even more allegations, lawsuits, and liability to indicate the Board made a terrible mistake in this decision
2. Paul Marciano is critical to Guess and is involved in all things creative and could not be removed/replaced	▪ If this were true, which we are extremely skeptical of, it means the Board has failed miserably in succession planning, and has exposed shareholders to yet another unacceptable and unnecessary risk ▪ We believe the truth is that Paul Marciano does not want to be removed

At end of meeting, Alex Yemenidjian commented that he was interested in finding an "Elegant Solution"

Source: Legion Partners

Follow-up Letter to GES

February 25, 2022

Mr. Alex Yemenidjian
Chairman of the Board
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

Dear Alex:

Thank you for meeting with us yesterday. We enjoyed the opportunity to meet with you and Carlos Alberini. I think the opportunity to sit down and exchange perspectives on Guess was productive. We would very much like to find an "elegant solution" as you suggested and look forward to any ideas you and the rest of the Guess board may have in this regard.

In the interim, we would like to request a meeting with the three members of the Nominating and Governance Committee to get their perspectives on Guess related to the issues we discussed today. It would be excellent if you could help us arrange this.

Best regards,

Chris Kiper
Managing Director

Ted White
Managing Director

cc: Michael Barry and John Kairis, Grant & Eisenhofer P.A.
Steve Wolosky and Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP

Legion requested to meet with the Nominating and Governance Committee

Guess rejected Legion's request to meet with the Nominating and Governance Committee

Source: Legion Partners

Proposed Settlement Offer

On March 7, 2022, Chairman Alex Yemenidjian suggested two paths for moving forward

Path #1

- **“Rough and Tumble”**

?

Path #2

- **“Elegant Solution”**
  - Significant buyback
  - Governance
    - Add a 9th Board member
    - Form a new ESG committee
  - Remove related party transactions – keep only ones which make sense

We don’t believe that any settlement offer that leaves the Marcianos on the Board or in management is sensible, or adequately addresses the significant risk we believe their continual involvement puts on the Company and shareholders

Source: Legion Partners

Legion's Litigation Demand and 220 Demand

GES has stated that it intends to strongly refute claims and vigorously defend Paul Marciano, seemingly frontrunning any investigation effort

- **Jan 11** — Legion sent a formal litigation demand to the Board requesting that Guess commence an investigation regarding potential wrongful conduct causing harm to the Company
- **Jan 11** — Legion sent to the GES Board a 220 demand to inspect the Company's books and records relating to the Board's decision to renominate Maurice Marciano to the Board
- **Jan 31** — GES responded to the litigation demand and the books and records demand, stating that "**<u>In regard to the response to the Litigation Demand, the Company is reviewing the formation of a committee</u>**"
- **Feb 7** — Legion sent a letter to the Board, urging the Board to fulfill its fiduciary duties and remove Paul Marciano and Maurice Marciano
- **Feb 8** — Legion issued a press release to make its 2/7/2022 letter to the Board public
- **Feb 8** — GES issued a statement in response to Legion's press release, claiming that a special committee of the Board had already reviewed prior allegations made back in 2018 and that **<u>with respect to subsequent allegations, "the Company has strongly refuted these claims and is contesting them vigorously</u>**"
- **Mar 4** — GES announced an acceleration of its annual meeting to 4/22/2022, more than two months earlier than the anniversary of the Company's 2021 annual meeting of shareholders
- **Mar 7** — Legion had a call with GES Chairman who confirmed that the Board had every intention of re-nominating Paul Marciano and Maurice Marciano
- **Mar 9** — Legion issued a press release and presentation detailing sexual assault and harassment allegations against Paul Marciano and called on GES Board to take appropriate actions
- **Mar 10** — GES issued a statement in response, but did not deny that the Board intended on re-nominating Paul Marciano and Maurice Marciano

  <u>GES also announced that it has created a Demand Review Committee to investigate the subject matter of the Legion demand in January</u>

Guess announces contesting claims before investigating

- Legion Action in 2022
- GES Action in 2022

Source: SEC Filings, Legion Partners

GES Has Experienced Significant Board and Management Turnover Following Allegations

Four Directors (including last two Chairs of Nom./Gov. Committee) and the highest profile female executive have all left GES







During the Past Month





- **June 2018** – Special Committee concluded the investigation against Paul Marciano
- **Oct 2018** – Kay Isaacson-Leibowitz, Chair of Nom./Gov. Committee, announced to retire from the Board
- **Jan 2019** – GES announced "…at the request of the Board of Directors, Paul Marciano has agreed to remain as Chief Creative Officer."
- **Apr 2019** – Joseph Gromek, member of Nom./Gov. Committee, announced that he will not stand for re-election to the Board
- **Early 2021** – Four new allegations came to light – at least two alleged incidents occurred after the Board reinstated Paul Marciano in January 2019
- **Apr 2021** – Gianluca Bolla, member of Nom./Gov. Committee, announced that he will not stand for re-election to the Board

Investor and other public pressure to remove Paul Marciano

During the Past Month

- **Mar 2022** – CFO Kathryn Anderson announced to resign
- **Mar 2022** – Laurie Ann Goldman, Chair of Nom./Gov. Committee, announced that she will not stand for re-election to the Board and that she will abstain from voting on the proxy and director nominations

Director & NEO Departure (red)
Key Events (blue)

Source: SEC Filings, Media Reports, Court Fillings. Picture Source: Worldofchildren.org, Newschool.edu, Federgolf.it, Prnewswire.com, Terminix.com
Note: Excludes CEO transition in January 2019

Table of Contents

FY refers to fiscal year (FY 22 is the year ended 1/29/2022)

Time for #ABetterGuess

We urge fellow stockholders to vote the BLUE proxy card to vote WITHHOLD against Paul Marciano and Maurice Marciano

- **We believe a Board absent the Marcianos' influence should be able to:**
  - ✓ Reinvigorate Guess' brand and reputation, which should improve the Company's share price performance
  - ✓ Quickly resolve claims from current and former models who allege they were sexually harassed and/or assaulted by Paul Marciano
  - ✓ Improve working conditions for all Guess employees, and gain access to the full talent pool once again
  - ✓ Remove costly and unnecessary related party transactions which we believe have plagued Guess profitability for years

Without the spotlight of pressure to drive out the Marcianos, we fear that GES TSR will continue to underperform

Disclaimer – Important Information

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF LEGION PARTNERS ASSET MANAGEMENT, LLC AND ITS AFFILIATES (COLLECTIVELY, "LEGION PARTNERS") AS OF THE DATE HEREOF. LEGION PARTNERS RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO GUESS?, INC. ("GUESS", THE "COMPANY" OR "GES"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS LEGION PARTNERS' ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. LEGION PARTNERS HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. LEGION PARTNERS RECOGNIZES THAT THE COMPANY MAY POSSESS CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION THAT COULD LEAD IT TO DISAGREE WITH LEGION PARTNERS' VIEWS AND/OR CONCLUSIONS AND THAT COULD ALTER THE OPINIONS OF LEGION PARTNERS WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND LEGION PARTNERS AND EACH OF ITS MEMBERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY LEGION PARTNERS OR ANY OF ITS MEMBERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY LEGION PARTNERS. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG LEGION PARTNERS AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT LEGION PARTNERS' INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT LEGION PARTNERS' INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

LEGION PARTNERS INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO LEGION PARTNERS, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, LEGION PARTNERS MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF LEGION PARTNERS' POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. LEGION PARTNERS ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ANY OF ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

LEGION PARTNERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION CONTAINED HEREIN. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. ALL TRADEMARKS AND TRADE NAMES USED HEREIN ARE THE EXCLUSIVE PROPERTY OF THEIR RESPECTIVE OWNERS.

LEGION PARTNERS